Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Rogers Communications Inc. (“RCI”)

The principal office of RCI is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

February 17, 2010

Item 3	News Release

A news release was issued through CNW Group on February 17, 2010.

Item 4	Summary of Material Change

The Toronto Stock Exchange (“TSX”) has accepted a notice filed by RCI of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) for a further one-year period.

Item 5.1	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact David Miller, Senior Vice-President, General Counsel, at (416) 935-3546.

Item 9	Date of Report

February 23, 2010

Rogers Communications Board Authorizes Repurchase of up to $1.5 Billion of Stock

Company Renews NCIB to Repurchase Class B Shares on Open Market

Toronto, Ontario, February 17, 2010 - Rogers Communications Inc. (“Rogers”) announced today that the Toronto Stock Exchange (“TSX”) has accepted a notice filed by Rogers of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares (“Class B shares”) for a further one-year period.

As previously stated, the Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares.  Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing the value of their equity interest in Rogers.

The TSX notice provides that Rogers may, during the twelve month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX the lesser of 43.6 million Class B shares, representing approximately 9.08% of the issued and outstanding Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.  The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers considering market conditions, stock prices, its cash position, and other factors.  As at February 11, 2010 there were approximately 479.948 million Class B shares issued and outstanding.

There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB, and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled.  No Normal Course Issuer Bid is proposed to be made for Rogers’ Class A Voting shares.

Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the Class B shares at the time of the acquisition.  Rogers will make no purchases under the NCIB of Class B shares other than open market purchases which may be made during the period that the NCIB is outstanding.  Rogers may, from time to time, purchase Class B shares outside the facilities of the TSX pursuant to exemption orders. When such a purchase is made, if and as required, Rogers will issue a press release regarding the details of that purchase. Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 506,353 Class B shares.

Rogers acquired 43,776,200 Class B shares at an average price of approximately $30.76 per share under its previous NCIB which expires on February 19, 2010, including 33,496,200 Class B shares acquired directly pursuant to the NCIB at an average price of approximately $31.70 and 10,280,000 Class B shares acquired pursuant to exemption orders at an average price of approximately $27.73 per share during the same period.

About the Company:

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider. Through Cable, we are one of Canada's leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

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